STINA RESOURCES LTD.

Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 Fax (416) 368-2635

March 5, 2003

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
450-5th St. N.W.
Washington, D.C. 20549

3-2

Attn: Office of International Corporate Finance Mail Stop ~~3-9~~

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 11 2003
WASH. D.C. 155

Dear Sirs:

Re: Stina Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b)
Securities Act of 1934
File No. 82-2062

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since January 1, 2002:

1. February 28, 2001 letter to the B.C. Securities Commission c/w December 31, 2001 Quarterly Report & Interim Financials;
2. February 11, 2002 Notice of Annual General Meeting, Information Circular, September 30, 2001 audited Financials and related proxy material;
3. May 30, 2002 letter to the B.C. Securities Commission c/w March 31, 2002 Quarterly Report & Interim Financials;
4. August 27, 2002 letter to the B.C. Securities Commission c/w June 30, 2002 Quarterly Report & Interim Financials;
5. February 14, 2003 Notice of Annual General Meeting, Information Circular, September 30, 2002 audited Financials and related proxy material;
6. March 3, 2003 letter to the B.C. Securities Commission c/w December 31, 2002 Quarterly Report & Interim Financials;
7. News release dated June 24, 2002
8. News release dated February 21, 2003
9. News Release dated February 24, 2003

PROCESSED
APR 01 2003
THOMSON FINANCIAL

03007592

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the self-addressed envelope.

Yours truly,

Jim Wall

per Edward Gresko, Secretary/Director

dw 3/26

Received as above

per:________________
Print Name

Enclosures

STINA RESOURCES LTD.

Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 Fax (416) 368-2635

March 5, 2003

Securities & Exchange Commission
Division of Corporate Finance
450-5th St. N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 1 1 2003 WASH. D.C. 155 SECTION

Attn: Office of International Corporate Finance Mail Stop 3-9

Dear Sirs:

Re: Stina Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b)
Securities Act of 1934
File No. 82-2062

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since January 1, 2002:

1. February 28, 2001 letter to the B.C. Securities Commission c/w December 31, 2001 Quarterly Report & Interim Financials;

2. February 11, 2002 Notice of Annual General Meeting, Information Circular, September 30, 2001 audited Financials and related proxy material;

3. May 30, 2002 letter to the B.C. Securities Commission c/w March 31, 2002 Quarterly Report & Interim Financials;

4. August 27, 2002 letter to the B.C. Securities Commission c/w June 30, 2002 Quarterly Report & Interim Financials;

5. February 14, 2003 Notice of Annual General Meeting, Information Circular, September 30, 2002 audited Financials and related proxy material;

6. March 3, 2003 letter to the B.C. Securities Commission c/w December 31, 2002 Quarterly Report & Interim Financials;

7. News release dated June 24, 2002

8. News release dated February 21, 2003

9. News Release dated February 24, 2003

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the self-addressed envelope.

Yours truly,

Jim Wall

per Edward Gresko, Secretary/Director

____
Received as above

per:______________________
Print Name

Enclosures

STINA RESOURCES LTD.
Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

February 28, 2002

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended December 31, 2001

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

cc: Vancouver Stock Exchange
Martin & Associates, Barristers and Solicitors

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   - (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   - (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   - (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   - (d) The discussion must be factual, balanced and non-promotional.
   - (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   - (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   - (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   - (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   - (d) material write-off or write-down of assets;
   - (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   - (f) material contracts or commitments;
   - (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   - (h) material terms of any existing third party investor relations arrangements or contracts including:
     - i. the name of the person;
     - ii. the amount paid during the reporting period; and
     - iii. the services provided during the reporting period;
   - (i) legal proceedings;
   - (j) contingent liabilities;
   - (k) default under debt or other contractual obligations;
   - (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   - (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   - (n) management changes; or
   - (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   - (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   - (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.		Dec. 31, 2001	02/02/28
ISSUER ADDRESS			
Ste 13 - 465 King St. East			
CITY / PROVINCE / POSTAL CODE		ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto, ON M5A 1L6		(416) 368-2635	(416) 368-2271
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Edward Gresko	President		(416) 368-2271
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
	Edward Gresko	
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
	Sidney Mann	

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND SEPTEMBER 30, 2001

ASSETS

	December 31 2001	September 30, 2001
CURRENT ASSETS		
Cash	$ 971	$ 1,094
Accounts receivable	9,608	3,017
Inventories	17,573	10,996
	28,152	15,107
CAPITAL ASSETS	1,665	1,753
OTHER		
Incorporation costs	804	804
	$ 30,621	$ 17,664

LIABILITIES

	December 31 2001	September 30, 2001
CURRENT LIABILITIES		
Accounts payable	$ 66,944	$ 51,982
Due to director	5,646	5,645
	72,590	57,627

SHAREHOLDERS' EQUITY

	December 31 2001	September 30, 2001
SHARE CAPITAL	2,309,404	2,309,404
DEFICIT	(2,351,373)	(2,349,367)
	(41,969)	(39,963)
	$ 30,621	$ 17,664

Approved on behalf of the Board

Edward Gresko, Director

UNAUDITED
Prepared by Management

, Director

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

		2001		2000
SALES	$	36,641	$	32,543
COST OF GOODS SOLD (Schedule 1)		6,834		5,208
GROSS PROFIT		29,807		27,335
EXPENSES				
Northern Sea's Expenses (Schedule 2)		22,560		23,558
Administration Expenses (Schedule 3)		9,253		12,809
		31,813		36,367
NET PROFIT (LOSS) FOR THE PERIOD	$	(2,006)	$	(9,032)
DEFICIT, at beginning of period		2,349,367		2,339,384
DEFICIT, at end of period	$	2,351,373	$	2,348,416
LOSS PER SHARE		(0.0003)		(0.001)

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net profit (loss)	$ (2,006)	$ (9,032)
Add non-cash items:		
Amortization	88	110
	(1,918)	(8,922)
Net changes in other non-cash operating accounts		
Accounts receivable	(6,590)	(98)
Inventories	(6,577)	521
Accounts payable	14,962	4,299
	(123)	(4,200)
INCREASE (DECREASE) IN CASH	(123)	(4,200)
CASH, beginning of period	1,094	4,848
CASH, end of period	$ 971	$ 648

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPENING INVENTORY	$ 10,996	$ 15,454
ADD:		
Purchases	1,672	4,334
Packaging and testing	11,190	184
Duty, freight and brokerage	549	169
	13,411	4,687
	24,407	20,141
LESS ENDING INVENTORY	(17,573)	(14,933)
COSTS OF GOODS SOLD	$ 6,834	$ 5,208

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
SALES	$ 36,641	$ 32,543
COST OF SALES	6,834	5,208
	29,807	27,335
ADMINISTRATIVE EXPENSES		
Accounting	-	225
Advertising and promotion	114	1,544
Office	862	1,510
Rent	5,261	6,049
Shipping	3,413	1,337
Telephone	2,277	1,745
Wages, commissions, and contract services	10,633	11,148
	(22,560)	(23,558)
OPERATING PROFIT (LOSS)	$ 7,247	$ 3,777

UNAUDITED
Prepared by Management

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

		2001		2000
Accounting, audit and legal	$	(995)	$	1,569
Amortization		88		110
Bank charges and interest		51		102
Consulting		11,800		10,263
Office and sundry		(1,562)		-
Regulatory fees		-		1,500
Transfer agent		534		543
Loss (Gain)on exchange		(663)		(1,278)
		9,253		12,809
	$	9,253	$	12,809

UNAUDITED
Prepared by Management

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2001.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the three months ended December 31, 2001 are not necessarily indicative of results to be expected for the entire year ending September 30, 2002.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

b) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value. Inventories of work in progress are recorded at the lower of laid down costs and net realizable value. Cost includes a factor for production labour and overhead.

c) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the year. Unrealized gains and losses are deferred in the accounts and amortized over their expected life.

d) Principles of consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated.

e) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reported in the consolidated financial statements and related notes. Actual results may differ from those estimates.

f) Financial instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable, which are short term in nature. The fair value of these instruments approximates their carrying value.

g) Risk management

Credit and foreign currency risks is managed by policies developed by the board of directors.

The Company is not exposed to significant risks outside the normal scope of its operations.

3. INVENTORIES

	2001	2000
Inventories consist of:		
Raw materials	5,920	5,211
Finished goods	11,653	9,722
	17,573	14,933

4. CAPITAL ASSETS

	2001			2000
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,371	808	1,010
Laboratory equipment	4,270	3,413	857	1,071
	7,449	5,784	1,665	2,081

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

	2001		2000	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance	6,439,967	2,309,404	6,439,967	2,309,404

b) Shares in escrow

750,000 shares (2000 - 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

6. LOSS PER SHARE

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

Diluted loss per share has not been presented as it would be anti-dilutive.

7. RELATED PARTY TRANSACTIONS

During the year, the Company paid premises rent in the amount of $2,100 (2000 - $2,100) to a company (Ventures Diversified) with common directors. The rent is payable on a month to month tenancy.

During the year sales commissions included in wages, commissions and contract services expense totalling $6,000 were paid to a director (Edward Gresko) of the Company (2000 - $6,000) for product sales.

During the year, the Company incurred fees in the amount of $11,800 (2000 - $1,262.50) to a company (Nimrod Investments Ltd.) owned by an officer of the Company for administrative services performed on behalf of the Company.

Related party transactions have been recorded at their dollar exchange amount.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________ **Schedule A**
____x____ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **DECEMBER 31, 2001**

DATE OF REPORT:**FEBRUARY 28, 2001**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**02/02/28**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

SIDNEY MANN	**"SYDNEY MANN"**	**02/02/28**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

DECEMBER 31, 2001

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 7)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED DECEMBER 31, 2001;

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
			NIL		

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED DECEMBER 31, 2001;

Date Granted	Number of Shares	Name of Optionee		Exercise Price	Expiry Date
			NIL		

4. a) (see 4.(d) below)

b) (see 4.(d) below)

c) No options, warrants or convertible securities were outstanding as of December 31, 2001

d) 100,000,000 common shares without par value are authorized, of which 6,439,967 were issued and outstanding at December 31, 2001. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors as of December 31, 2001

Mr. Edward Gresko, President/ Director
Mr. Sidney Mann, Treasurer/ Director
Mr. C.M. Smith, Director
Mr. James Wall, Secretary

STINA RESOURCES LTD.
QUARTERLY REPORT

DECEMBER 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending December 31, 2001, with the directors of the company, and themselves respectively. The company is engaged in the alternative health food manufacturing and wholesaling business and maintains a product line of natural food supplements sold in Canada, the United States and internationally under the brand name Northern Seas Products.

   The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, as well as research conducted on affected diseases including arthritis, cancer, and other ongoing health problems. Primarily the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. The company also produces educational and promotional literature to provide consumers in aiding them in their use of the products. Information and ordering is also available at the company website. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

   The company manufactures under it's manufacturing division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage based capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients.

   Under the Northern Seas brand name Super Sea Horse, the company produces natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy and coat development.

   Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Pet Wonder has opened a whole new marketplace for Northern Seas, the pet food store and sales have been very strong throughout Canada since introduction. The company plans to initiate stronger marketing on both the United States and Europe in the spring of 2002.

The overall sales of the company have increased marginally comparative to the same quarter in 2000 and it is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing products has a slower growth than at the time they were introduced.

The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required. (See Note 3 above)

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

   b) Not applicable

   c) See financial statements (notes 3 & 4)

   d) See financial statements (Notes 3 & 4)

   e) See financial statements (Note 7)

   f) No material contracts or commitments have been entered into as of December 31, 2001.

   g) Not applicable

   h) See financial statements (Note 7)

   i) The company is not currently engaged in any legal proceedings

   j) See financial statements (Note 7)

   k) Not applicable

   l) Not applicable

   m) Not applicable

   n) No management changes occurred during the quarter ending December 31, 2001.

   o) No special resolutions have been passed by the company directors during the quarter ending December 31, 2001.

4. Subsequent Events
   Subsequent to quarter-end, the company continues to develop the Pet Wonder and Sea Horse product markets, in addition to seeking new markets for raw materials including shark cartilage, glucosamine and chondroitin sulfate, as sales of these products in past years as proven to be very profitable.

   No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

   b) Not applicable

6. The Company has experienced an operating loss of $2,006 at the quarter-end December 31, 2001, compared with a loss of $9,032 at quarter-end December 31, 2000. The company experienced a working capital deficiency of $44,438 as of December 31, 2001 compared with $42,520 at December 31, 2000. The company experienced a 13% increase in sales over the same quarter ending December 31, 2000. Sales are expected to rise marginally during the current year, however the addition of new products will be required to substantially raise gross revenue substantially. Therefore, the company is exploring the development of new products for the human natural foods line. Production costs have been increased by approximately 3% comparatively to the same quarter in 2000, and they are expected to remain similar the coming year. Administrative costs are also expected to remain similar for the current year.

   The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

STINA RESOURCES LTD.

Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

May 30, 2002

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended March 31, 2002

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

cc: CDNX
Martin & Associates, Barristers and Solicitors

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.		March 31, 2002	03/02/14
ISSUER ADDRESS			
Ste 13 - 465 King St. East			
CITY / PROVINCE / POSTAL CODE		ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto, ON M5A 1L6		(416) 368-2635	(416) 368-2271
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Edward Gresko	President		(416) 368-2271
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
➤	Edward Gresko	
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
➤	Sidney Mann	

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: __X__ **Schedule A**
_____ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **MARCH 31, 2002**

DATE OF REPORT: **May 30, 2002**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**02/05/310**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**"SYDNEY MANN"**	**02/05/30**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

MARCH 31, 2002 AND SEPTEMBER 30, 2001

ASSETS

		March 31 2002		September 30, 2001
CURRENT ASSETS				
Cash	$	1,312	$	1,094
Accounts receivable		11,176		3,017
Inventories		15,268		10,996
		27,756		15,107
CAPITAL ASSETS		1,577		1,753
OTHER				
Incorporation costs		804		804
	$	30,137	$	17,664

LIABILITIES

CURRENT LIABILITIES				
Accounts payable	$	68,179	$	51,982
Due to director		5,400		5,645
Advances from shareholders		36,780		-
		110,359		57,627

SHAREHOLDERS' EQUITY

SHARE CAPITAL		2,309,404		2,309,404
DEFICIT		(2,389,626)		(2,349,367)
		(80,222)		(39,963)
	$	30,137	$	17,664

Approved on behalf of the Board

<Sidney Mann>, Director

<Edward Gresko>, Director

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002	3 mos ended Mar 31, 2001	6 mos ended Mar 31, 2001
SALES	$ 31,466	$ 68,107	$ 53,907	$ 86,450
COST OF GOODS SOLD (Schedule 1)	6,686	13,520	6,805	12,013
GROSS PROFIT	24,780	54,587	47,102	74,437
EXPENSES				
Northern Sea's Expenses **(Schedule 2)**	31,285	53,845	27,778	51,366
Administration Expenses **(Schedule 3)**	31,748	41,001	12,896	25,675
	63,033	94,846	40,674	77,041
NET PROFIT (LOSS) FOR THE PERIOD	$ (38,253)	$ (40,259)	$ 6,428	$ (2,604)
DEFICIT, at beginning of period	2,351,373	2,349,367	2,348,416	2,339,384
DEFICIT, at end of period	$ 2,389,626	$ 2,389,626	$ 2,341,988	$ 2,341,988
EARNINGS (LOSS) PER SHARE	$ (0.006)	$ (0.006)	$ 0.001	$ (0.0004)

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002	3 mos ended Mar 31, 2001	6 mos ended Mar 31, 2001
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net profit (loss)	$ (38,253)	$ (40,259)	$ 6,428	$ (2,604)
Add non-cash items:				
Amortization	87	175	109	219
	(38,166)	(40,084)	6,537	(2,385)
Net changes in other non-cash operating accounts				
Accounts receivable	(1,568)	(8,159)	(2,962)	(3,060)
Inventories	2,305	16,198	(3,009)	(2,488)
Accounts payable	1,235	(4,272)	1,231	5,530
	(36,194)	(36,317)	1,797	(2,403)
FINANCING ACTIVITIES				
Shareholder loans	36,535	36,535	-	-
INCREASE (DECREASE) IN CASH	341	218	1,797	(2,403)
CASH, beginning of period	971	1,094	648	4,848
CASH, end of period	$ 1,312	$ 1,312	$ 2,445	$ 2,445

UNAUDITED
Prepared by Management

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002	3 mos ended Mar 31, 2001	6 mos ended Mar 31, 2001
OPENING INVENTORY	$ 17,573	$ 10,996	$ 14,933	$ 15,454
ADD:				
Purchases	560	2,232	5,030	9,364
Packaging and testing	3,821	15,011	4,443	4,627
Duty, freight and brokerage	-	549	341	510
	4,381	17,792	9,814	14,501
	21,954	28,788	24,747	29,955
LESS ENDING INVENTORY	(15,268)	(15,268)	(17,942)	(17,942)
COSTS OF GOODS SOLD	$ 6,686	$ 13,520	$ 6,805	$ 12,013

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002	3 mos ended Mar 31, 2001	6 mos ended Mar 31, 2001
SALES	$ 31,466	$ 68,107	$ 53,907	$ 86,450
COST OF SALES	6,686	13,520	6,805	12,013
	24,780	54,587	47,102	74,437
ADMINISTRATIVE EXPENSES				
Accounting	-	-	423	648
Advertising and promotion	425	539	894	2,438
Office	1,567	2,429	1,642	3,152
Product and market development	10,834	10,834	8,214	14,263
Rent	5,597	10,858	2,456	3,793
Shipping	1,458	4,871	891	2,636
Telephone	838	3,115	13,258	24,406
Wages, commissions, and contract services	10,566	21,199		
	(31,285)	(53,845)	(27,778)	(51,336)

UNAUDITED
Prepared by Management

OPERATING PROFIT (LOSS)	$ (6,505)	$ 742	$ 19,324	$ 23,101

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002	3 mos ended Mar 31, 2001	6 mos ended Mar 31, 2001
Accounting, audit and legal	$ 13,148	$ 12,153	$ 3,634	$ 5,203
Amortization	87	175	109	219
Bank charges and interest	94	145	127	229
Consulting	5,050	16,850	9,487	19,750
Office and sundry	2,971	1,409	-	-
Regulatory fees	2,050	2,050	-	1,500
Printing	437	437	-	-
Telephone	-	-	92	92
Transfer agent	1,864	2,398	3,075	3,618
Travel and promotion	7,230	7,230	570	570
Loss (Gain)on exchange	(1,183)	(1,846)	(4,198)	(5,506)
	31,748	41,001	12,896	25,675
	$ 31,748	$ 41,001	$ 12,896	$ 25,675

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2001.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the six months ended March 31, 2002 are not necessarily indicative of results to be expected for the entire year ending September 30, 2002.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

b) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value. Inventories of work in progress are recorded at the lower of laid down costs and net realizable value. Cost includes a factor for production labour and overhead.

c) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the year. Unrealized gains and losses are deferred in the accounts and amortized over their expected life.

d) Principles of consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated.

e) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reported in the consolidated financial statements and related notes. Actual results may differ from those estimates.

f) Financial instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable, which are short term in nature. The fair value of these instruments approximates their carrying value.

g) Risk management

Credit and foreign currency risks is managed by policies developed by the board of directors.

The Company is not exposed to significant risks outside the normal scope of its operations.

3. INVENTORIES

	2002	2001
Inventories consist of:		
Raw materials	4,954	5,084
Finished goods	10,314	12,858
	15,268	17,942

4. CAPITAL ASSETS

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,413	766	957
Laboratory equipment	4,270	3,459	811	1,015
	7,449	5,872	1,577	1,972

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

	2001		2000	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance	6,439,967	2,309,404	6,439,967	2,309,404

b) Shares in escrow

750,000 shares (2000 - 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

6. LOSS PER SHARE

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

Diluted loss per share has not been presented as it would be anti-dilutive.

7. RELATED PARTY TRANSACTIONS

During the period sales commissions included in wages, commissions and contract services expense totalling $12,000 were paid to a director of the Company (2000 - $12,000) for product sales.

Related party transactions have been recorded at their dollar exchange amount.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________Schedule A
____x____Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **March 31, 2002**

DATE OF REPORT: **May 30, 2002**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	"EDWARD GRESKO"	02/05/30
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**"SYDNEY MANN"**	**02/05/30**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

March 31, 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 7)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED MARCH 31, 2002;

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
			NIL		

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED MARCH 31, 2002;

Date Granted	Number of Shares	Name of Optionee		Exercise Price	Expiry Date
			NIL		

4. a) (see 4.(d) below)

b) (see 4.(d) below)

c) No options, warrants or convertible securities were outstanding as of March 31, 2002

d) 100,000,000 common shares without par value are authorized, of which 6,439,967 were issued and outstanding at March 31, 2002. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors as of March 31, 2002

Mr. Edward Gresko, President/ Director
Mr. Sidney Mann, Treasurer/ Director
Mr. James Wall, Secretary

STINA RESOURCES LTD.
QUARTERLY REPORT

MARCH 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending March 31, 2002, with the directors of the company, and amongst themselves respectively. The company is engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

   The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritis, cancer, and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

   The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination and in addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as other additives.

   Under the Northern Seas brand name, Super Sea Horse, the company produces natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

   Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has quickly become the company's best selling product.

The overall sales of the company to date have decreased by 21% comparative to the same period in 2001 (quarters 1 & 2) and it is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing products appears to have a slower growth than at the time they were introduced.

The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required. (See Note 3 above)

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

   b) Not applicable

   c) See financial statements (notes 3 & 4)

   d) See financial statements (Notes 3 & 4)

   e) See financial statements (Note 7)

   f) No material contracts or commitments have been entered into as of March 31, 2002.

   g) Not applicable

   h) See financial statements (Note 7)

   i) The company is not currently engaged in any legal proceedings

   j) See financial statements (Note 7)

   k) Not applicable

   l) Not applicable

   m) Not applicable

   n) No management changes occurred during the quarter ending March 31, 2002.

   o) No special resolutions have been passed by the company directors during the quarter ending March 31, 2002.

4. Subsequent Events

Subsequent to quarter-end, the company welcomed Mr. George Weinstein of Richmond, BC to the board of directors. Mr. Weinstein has many years of manufacturing experience and will provide additional expertise in this area.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

   b) Not applicable

6. The Company has experienced an operating loss of $38,253 at the quarter-end March 31, 2002, compared with a profit of $6,428 at quarter-end March 31, 2001. The company experienced a working capital deficiency of $82,603 as of March 31, 2002 compared with $35,360 at March 31, 2001. The company experienced a 42% decrease in sales over the same quarter ending March 31, 2001, however, only by 21% over the first 2 quarters comparative to last year. Sales are expected to remain relatively static during the current year, however the addition of new products and markets could substantially raise gross revenue substantially. The company is therefore exploring the development of new products for the human natural foods line, in addition to new natural pet food products. Production costs have been increased by approximately 8% comparatively to the same quarter in 2001, and they are expected to remain consistent for the remainder of the year. This increase in production costs is partly attributed to price increases in raw materials over the past year. Administrative expenses increased by 11% over the same quarter last year, and are expected to remain consistent for the remainder of the year. In particular Travel & Promotion Expenses increased by $6,660 over the same period last year. This increase is mainly due to company officers travelling throughout western Canada and Ontario developing new product markets, in particular for Pet Wonder in the canine/ feline health food industry. Officers are meeting with distribution representatives in key regional areas, attempting to secure lucrative marketing agreements for large volume orders. As Pet Wonder has become the company's best selling product, it is hoped that this increased product market development will lead to ongoing orders of sizeable volume through distributors. Volume is of key importance considering the lower gross profit on Pet Wonder, comparative to other human health products, in addition to reduced administrative expenses by marketing through a distributor. While Pet Wonder has product competition, the product continues to be one the leading natural pet products in Canada and the company intends to take the product to the next step to secure a sizeable market share for years to come.

   The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

STINA RESOURCES LTD.

Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

August 27, 2002

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended June 30, 2002

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

cc: CDNX
Martin & Associates, Barristers and Solicitors

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.	June 30, 2002	02/08/27

ISSUER ADDRESS
Ste 13 - 465 King St. East

CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto, ON M5A 1L6	(416) 368-2635	(416) 368-2271

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Edward Gresko	President/ Director	(416) 368-2271

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@northern-seas.com	www.northern-seas.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
Edward Gresko	Edward Gresko	02/08/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Sidney Mann	02/08/27

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

JUNE 30, 2002 AND SEPTEMBER 30, 2001

ASSETS

	June 30 2002	September 30, 2001
CURRENT ASSETS		
Cash	$ -	$ 1,094
Accounts receivable	16,998	3,017
Inventories	15,262	10,996
	32,260	15,107
CAPITAL ASSETS	1,490	1,753
OTHER		
Incorporation costs	804	804
	$ 34,554	$ 17,664

LIABILITIES

	June 30 2002	September 30, 2001
CURRENT LIABILITIES		
Bank overdraft	$ 74	$ -
Accounts payable	77,167	51,982
Due to director	-	5,645
Advances from shareholders	43,799	-
	121,040	57,627

SHAREHOLDERS' EQUITY

	June 30 2002	September 30, 2001
SHARE CAPITAL	2,309,404	2,309,404
DEFICIT	(2,395,890)	(2,349,367)
	(86,486)	(39,963)
	$ 34,554	$ 17,664

Approved on behalf of the Board

<EDWARD GRESKO>, Director

<SIDNEY MANN>, Director

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002	3 mos ended Jun 30, 2001	9 mos ended Jun 30, 2001
SALES	$ 42,854	$ 110,961	$ 36,162	$ 122,612
COST OF GOODS SOLD (Schedule 1)	8,776	22,296	13,637	25,650
GROSS PROFIT	34,078	88,665	22,525	96,962
EXPENSES				
Northern Sea's Expenses **(Schedule 2)**	30,240	84,085	20,545	71,911
Administration Expenses **(Schedule 3)**	10,102	51,103	18,074	43,749
	40,342	135,188	38,619	115,660
NET PROFIT (LOSS) FOR THE PERIOD	$ (6,264)	$ (46,523)	$ (16,094)	$ (18,698)
DEFICIT, at beginning of period	2,389,626	2,349,367	2,341,988	2,339,384
DEFICIT, at end of period	$ 2,395,890	$ 2,395,890	$ 2,358,082	$ 2,358,082
EARNINGS (LOSS) PER SHARE	$ (0.001)	$ (0.007)	$ (0.002)	$ (0.003)

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002	3 mos ended Jun 30, 2001	9 mos ended Jun 30, 2001
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net profit (loss)	$ (6,264)	$ (46,523)	$ (16,094)	$ (18,698)
Add non-cash items:				
Amortization	88	263	110	329
	(6,176)	(46,260)	(15,984)	(18,369)
Net changes in other non-cash operating accounts				
Accounts receivable	(5,823)	(13,981)	(3,294)	(6,354)
Inventories	6	(4,267)	5,859	3,371
Accounts payable	8,988	25,186	10,943	16,473
	(3,005)	(39,322)	(2,476)	(4,879)
FINANCING ACTIVITIES				
Shareholder loans	1,619	38,154	-	-
INCREASE (DECREASE) IN CASH	(1,386)	(1,168)	(2,476)	(4,879)
CASH, beginning of period	1,312	1,094	2,445	4,848
CASH, end of period	$ (74)	$ (74)	$ (31)	$ (31)

UNAUDITED
Prepared by Management

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002	3 mos ended Jun 30, 2001	9 mos ended Jun 30, 2001
OPENING INVENTORY	$ 15,268	$ 10,996	$ 17,942	$ 15,454
ADD:				
Purchases	-	2,232	(1,044)	8,320
Packaging and testing	8,770	23,781	8,479	13,106
Duty, freight and brokerage	-	549	343	853
	8,770	26,562	7,778	22,279
	24,038	37,558	25,720	37,733
LESS ENDING INVENTORY	(15,262)	(15,262)	(12,083)	(12,083)
COSTS OF GOODS SOLD	$ 8,776	$ 22,296	$ 13,637	$ 25,650

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002	3 mos ended Jun 30, 2001	9 mos ended Jun 30, 2001
SALES	$ 42,854	$ 110,961	$ 36,162	$ 122,612
COST OF SALES	8,776	22,296	13,637	25,650
	34,078	88,665	22,525	96,962
ADMINISTRATIVE EXPENSES				
Accounting	-	-	(132)	516
Advertising and promotion	1,672	2,211	525	2,963
Office	1,348	3,777	1,529	4,681
Product and market development	-	10,834	-	-
Rent	8,970	19,828	4,522	18,785
Shipping	3,639	8,510	2,221	6,014
Telephone	1,603	4,718	1,437	4,073
Wages, commissions, and contract services	13,008	34,207	10,443	34,879
	(30,240)	(84,085)	(20,545)	(71,911)
OPERATING PROFIT (LOSS)	$ 3,838	$ 4,580	$ 1,980	$ 25,051

UNAUDITED
Prepared by Management

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002	3 mos ended Jun 30, 2001	9 mos ended Jun 30, 2001
Accounting, audit and legal	$ (477)	$ 11,676	$ 1,423	$ 6,626
Amortization	88	263	110	329
Bank charges and interest	26	171	17	246
Consulting	10,613	27,463	12,488	32,238
Office and sundry	(2,802)	(1,393)	-	-
Regulatory fees	-	2,050	-	1,500
Printing	-	437	-	-
Telephone	-	-	-	92
Transfer agent	930	3,328	(61)	3,557
Travel and promotion	2,298	9,528	50	620
Loss (Gain)on exchange	(574)	(2,420)	4,047	(1,459)
	10,102	51,103	18,074	43,749
	$ 10,102	$ 51,103	$ 18,074	$ 43,749

1. **BASIS OF PRESENTATION**

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2001.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the nine months ended June 30, 2002 are not necessarily indicative of results to be expected for the entire year ending September 30, 2002.

2. **NATURE OF OPERATIONS**

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

3. **SIGNIFICANT ACCOUNTING POLICIES**

a) Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

b) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value. Inventories of work in progress are recorded at the lower of laid down costs and net realizable value. Cost includes a factor for production labour and overhead.

c) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the year. Unrealized gains and losses are deferred in the accounts and amortized over their expected life.

d) Principles of consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All inter-company balances and transfers have been eliminated.

e) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reported in the consolidated financial statements and related notes. Actual results may differ from those estimates.

f) Financial instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable, which are short term in nature. The fair value of these instruments approximates their carrying value.

g) Risk management

Credit and foreign currency risks is managed by policies developed by the board of directors.

The Company is not exposed to significant risks outside the normal scope of its operations.

3. INVENTORIES

	2002	2001
Inventories consist of:		
Raw materials	4,711	3,416
Finished goods	10,551	8,667
	15,262	12,083

4. CAPITAL ASSETS

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,456	723	904
Laboratory equipment	4,270	3,503	767	958
	7,449	5,959	1,490	1,862

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

	2001		2000	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance	6,439,967	2,309,404	6,439,967	2,309,404

b) Shares in escrow

750,000 shares (2000 - 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

6. LOSS PER SHARE

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

Diluted loss per share has not been presented as it would be anti-dilutive.

7. RELATED PARTY TRANSACTIONS

During the year sales commissions included in wages, commissions and contract services expense totalling $18,000-were paid to a director of the Company (2000 - $18,000) for product sales.

During the year, the Company incurred fees in the amount of $27,038 (2000 - $32,200) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

Related party transactions have been recorded at their dollar exchange amount.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________**Schedule A**
____x____**Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **June 30, 2002**

DATE OF REPORT: **August 28, 2002**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**02/08/27**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**"SYDNEY MANN"**	**02/08/27**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

JUNE 30, 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 7)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED JUNE 30, 2002;

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
			NIL		

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED JUNE 30, 2002;

Date Granted	Number of Shares	Name of Optionee		Exercise Price	Expiry Date
			NIL		

4. a) (see 4.(d) below)

b) (see 4.(d) below)

c) No options, warrants or convertible securities were outstanding as of June 30, 2002

d) 100,000,000 common shares without par value are authorized, of which 6,439,967 were issued and outstanding at June 30, 2002. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors as of June 30, 2002

Mr. Edward Gresko, President/ Director
Mr. Sidney Mann, Treasurer/ Director
Mr. George Weinstein, Dirctor

STINA RESOURCES LTD.
QUARTERLY REPORT

JUNE 30, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending June 30, 2002, with the directors of the company, and amongst themselves respectively. The company is engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

   The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

   The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

   Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

   Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become one of the company's best selling product.

The overall sales of the company to date have decreased by 10% comparative to the same period in 2001 (quarters 1, 2 & 3) and it is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing products appears to have a slower growth than at the time they were introduced.

The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required, however a private placement was arranged and completed in July, 2002. (See Note 3 above and subsequent events)

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

   b) Not applicable

   c) See financial statements (notes 3 & 4)

   d) See financial statements (Notes 3 & 4)

   e) See financial statements (Note 7)

   f) No material contracts or commitments have been entered into as of June 30, 2002.

   g) Not applicable

   h) See financial statements (Note 7)

   i) The company is not currently engaged in any legal proceedings

   j) See financial statements (Note 7)

   k) Not applicable

   l) Not applicable

   m) Not applicable

   n) During the quarter ending June 30, 2002, George Weinstein was appointed to the Board of Directors. No other management changes occurred during the period.

   o) No special resolutions have been passed by the company directors during the quarter ending June 30, 2002.

4. <u>Subsequent Events</u>

Subsequent to quarter-end, the company arranged for a private placement for 380,000 shares, at $0.10 per share, for net proceeds of $38,000.00. The shares are restricted for a period of one year and each share entitles the shareholder to purchase one additional warrant. The company completed this private placement in August, 2002 and the proceeds will be used to pay a company debt.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

   b) Not applicable

6. The Company has experienced an operating loss of $4,580 at the quarter-end June 30, 2002, compared with a loss of $25,051 at quarter-end June 30, 2001. The company experienced a working capital deficiency of $88,780 as of June 30, 2002 compared with $42,520 at June 30, 2001. The company experienced a 16% increase in sales over the same quarter ending June 30, 2001, but a 10% decrease over the first three quarters comparative to last year. Sales are expected to remain relatively consistent during the remainder of current year. Production costs have been decreased by approximately 1% comparatively to the same quarter in 2001, and they are expected to remain consistent for the remainder of the year. Administrative expenses increased by 14% over the same quarter last year, and are expected to remain consistent for the remainder of the year. In particular Travel & Promotion Expenses increased by $8,908 over the same period last year. This increase is mainly due to company officers travelling throughout western Canada and Ontario developing new product markets, in particular for Pet Wonder in the canine/ feline health food industry. Officers are meeting with distribution representatives in key regional areas, attempting to secure lucrative marketing agreements for large volume orders. As Pet Wonder has become the company's best selling product, it is hoped that this increased product market development will lead to ongoing orders of sizeable volume through distributors. Volume is of key importance considering the lower gross profit on Pet Wonder, comparative to other human health products, in addition to reduced administrative expenses by marketing through a distributor. While Pet Wonder has product competition, the product continues to be one the leading natural pet product in Canada and the company intends to take the product to the next step to secure a sizeable market share.

   The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

STINA RESOURCES LTD.
Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

March 3, 2003

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended December 31, 2002

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

cc: CDNX
Martin & Associates, Barristers and Solicitors

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC
British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   - (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   - (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   - (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   - (d) The discussion must be factual, balanced and non-promotional.
   - (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   - (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   - (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   - (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   - (d) material write-off or write-down of assets;
   - (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   - (f) material contracts or commitments;
   - (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   - (h) material terms of any existing third party investor relations arrangements or contracts including:
     - i. the name of the person;
     - ii. the amount paid during the reporting period; and
     - iii. the services provided during the reporting period;
   - (i) legal proceedings;
   - (j) contingent liabilities;
   - (k) default under debt or other contractual obligations;
   - (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   - (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   - (n) management changes; or
   - (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   - (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   - (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.	Dec. 31, 2002	03/03/03

ISSUER ADDRESS
Ste 13 - 465 King St. East

CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto, ON M5A 1L6	(416) 368-2635	(416) 368-2271

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Edward Gresko	President	(416) 368-2271

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Edward Gresko	03/03/03
[signature]	Sidney Mann	03/03/03

FIN 51-901

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND SEPTEMBER 30, 2002

ASSETS

	December 31 2002	September 30, 2002
CURRENT ASSETS		
Cash	$ 2,635	$ -
Accounts receivable	18,448	6,891
Inventories (Note 3)	12,859	11,446
	33,942	18,337
CAPITAL ASSETS (Note 4)	1,332	1,402
OTHER		
Incorporation costs	804	804
	$ 36,078	$ 20,543

LIABILITIES

	December 31 2002	September 30, 2002
CURRENT LIABILITIES		
Bank indebtedness	$ -	$ 1,249
Accounts payable	76,804	66,020
Due to related party (Note 7)	9,172	7,788
	85,976	75,057
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	2,347,404	2,347,404
DEFICIT	(2,397,302)	(2,401,918)
	(49,898)	(54,514)
	$ 30,078	$ 20,543

Approved on behalf of the Board

<EDWARD GRESKO>, Director

<SIDNEY MANN>, Director

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE MONTH PERIODS ENDED DECEMBER 31, 2002 AND 2001

		2002		2001
SALES	$	58,329	$	36,641
COST OF GOODS SOLD (Schedule 1)		16,224		6,834
GROSS PROFIT		42,105		29,807
EXPENSES				
Northern Sea's Expenses (Schedule 2)		23,104		22,560
Administration Expenses (Schedule 3)		14,385		9,253
		37,489		31,813
NET PROFIT (LOSS) FOR THE PERIOD	$	4,616	$	(2,006)
DEFICIT, at beginning of period		2,401,918		2,349,367
DEFICIT, at end of period	$	2,397,302	$	2,351,373
PROFIT (LOSS) PER SHARE		0.0007		(0.0003)

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTH PERIODS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net profit (loss)	$ 4,616	$ (2,006)
Add non-cash items:		
Amortization	70	88
	4,686	(1,918)
Net changes in other non-cash operating accounts		
Accounts receivable	(11,556)	(6,590)
Inventories	(1,413)	(6,577)
Accounts payable	10,784	14,962
	2,501	(123)
FINANCING ACTIVITIES		
Due to related party	1,383	-
	1,383	-
INCREASE (DECREASE) IN CASH	3,884	(123)
CASH, beginning of period	(1,249)	1,094
CASH, end of period	$ 2,635	$ 971

UNAUDITED
Prepared by Management

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE MONTH PERIODS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPENING INVENTORY	$ 11,446	$ 10,996
ADD:		
Purchases	12,203	1,672
Packaging and testing	5,153	11,190
Duty, freight and brokerage	281	549
	17,637	13,411
	29,083	24,407
LESS ENDING INVENTORY	(12,859)	(17,573)
COSTS OF GOODS SOLD	$ 16,224	$ 6,834

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE MONTH PERIODS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
SALES	$ 58,329	$ 36,641
COST OF SALES	16,224	6,834
	42,105	29,807
ADMINISTRATIVE EXPENSES		
Accounting	849	-
Advertising and promotion	696	114
Office	742	862
Rent	3,947	5,261
Shipping	2,265	3,413
Telephone	1,874	2,277
Wages, commissions, and contract services	12,731	10,633
	(23,104)	(22,560)
OPERATING PROFIT (LOSS)	$ 19,001	$ 7,247

UNAUDITED
Prepared by Management

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE MONTH PERIODS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Accounting, audit and legal	$ 834	$ (995)
Amortization	70	88
Bank charges and interest	42	51
Consulting	13,435	11,800
Office and sundry	-	(1,562)
Regulatory fees	-	-
Transfer agent	480	534
Loss (Gain)on exchange	(476)	(663)
	14,385	9,253
	$ 14,385	$ 9,253

UNAUDITED
Prepared by Management

1. **BASIS OF PRESENTATION**

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2002.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the three months ended December 31, 2002 are not necessarily indicative of results to be expected for the entire year ending September 30, 2003.

2. **NATURE OF OPERATIONS**

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

3. **SIGNIFICANT ACCOUNTING POLICIES**

a) Capital Assets

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The Company periodically reviews the carrying value of capital assets for impairment. Should management determine the carrying value of an asset or group of assets is impaired, an impairment charge is recorded in the period so determined.

b) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

c) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

d) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

e) Principles of consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

f) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by the board of directors.

The Company is not exposed to significant risks outside the normal scope of its operations.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

i) Stock based compensation

The Company has not recorded stock based compensation in the current period. New accounting guidelines under CICA Handbook section 3870 became effective for years commencing on or after January 1, 2002 which will require the Company to disclose and record in future years, the fair value of stock based compensation and share issue rights.

j) Revenue recognition

Revenue from product sales is recorded upon product shipment.

k) Loss per share

The Company adopted the new Canadian GAAP standard for calculating earnings per share as recommended by the Canadian Institute of Chartered Accountants. The new standard requires the use of the treasury stock method for computing diluted earnings per share, which assumes that any proceeds obtained upon exercise of operations, would be

used to purchase common shares at average market price during the period. The adoption of this method did not have an impact on the historical loss per share. Loss per share is calculated using the weighted average number of shares outstanding during the year.

3. INVENTORIES

	2002	2001
Inventories consist of:		
Raw materials	3,892	5,920
Finished goods	8,967	11,653
	12,859	17,573

4. CAPITAL ASSETS

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,532	647	808
Laboratory equipment	4,270	3,585	685	857
	7,449	6,117	1,332	1,665

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

	2002		2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance	6,819,967	2,347,404	6,439,967	2,309,404

b) Shares in escrow

750,000 shares (2001- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants

As at December 31, 2002, the Company has a total of 380,000 share purchase warrants outstanding. Each warrant entitles the holder to acquire one additional common share at a price of $0.10 per share up to August 2, 2004. Any shares issued upon exercise of the warrants are subject to a one year hold which expires August 21, 2003.

6. RELATED PARTY TRANSACTIONS

During the period, the Company paid premises rent in the amount of $2,100.00 (2002 - $2,100) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $6,000 were paid to a director of the Company (2002 - $6,000) for product sales.

During the period, the Company incurred fees in the amount of $9,095 (2002 - $11,800) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

Related party transactions have been recorded at their dollar exchange amount.

7. DUE TO RELATED PARTY

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________Schedule A
__x__Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **December 31, 2002**

DATE OF REPORT: **March 3, 2003**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	<EDWARD GRESKO>	03/03/03
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	<SYDNEY MANN>	03/03/03
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

DECEMBER 31, 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 7)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED DECEMBER 31, 2002;

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
			NIL		

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED DECEMBER 31, 2002;

Date Granted	Number of Shares	Name of Optionee		Exercise Price	Expiry Date
			NIL		

4. a) (see 4.(d) below)

b) (see 4.(d) below)

c) As of December 31, 2002, 380,000 warrants for one common share of stock each at a price of $0.10 were outstanding. These warrants expire in August, 2003.

d) 100,000,000 common shares without par value are authorized, of which 6,819,967 were issued and outstanding at December 31, 2002. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors as of December 31, 2002

Mr. Edward Gresko, President/ Director
Mr. Sidney Mann, Treasurer/ Director
Mr. George Weinstein, Dirctor

STINA RESOURCES LTD.
QUARTERLY REPORT

DECEMBER 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending December 31, 2002, with the directors of the company, and amongst themselves respectively. The company is engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

   The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

   The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

   Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

   Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become one of the company's best selling product.

The overall sales of the company to date have increased by 59% comparative to the same period in 2001 (quarter 1), mainly as a result of an increase in US and international sales of equine products.

The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs.

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

   b) Not applicable

   c) See financial statements (notes 3 & 4)

   d) See financial statements (Notes 3 & 4)

   e) See financial statements (Note 7)

   f) No material contracts or commitments have been entered into as of December 31, 2002.

   g) Not applicable

   h) See financial statements (Note 7)

   i) The company is not currently engaged in any legal proceedings

   j) See financial statements (Note 7)

   k) Not applicable

   l) Not applicable

   m) Not applicable

   n) Not applicable

   o) No special resolutions have been passed by the company directors during the quarter ending December 31, 2002.

4. Subsequent Events

Subsequent to quarter-end, the company arranged for a private placement for 500,000 shares, at $0.13 per share, for net proceeds of $65,000.00. (see February 17, 2003 news release) The shares are restricted for a period of one year and each share entitles the shareholder to purchase one additional warrant. Proceeds of this private placement will be used to further develop Northern Seas products and as working capital. As of the date of this report, the private placement had not yet been completed.

The company continues to explore other business opportunities in the resource exploration industry. It has been recognized that Northern Seas, while contributing cash flows towards day to day operations, has not experienced the growth originally expected and a change of direction in business may be required for future benefit of the company.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

b) Not applicable

6. The Company has experienced an operating profit of $4,616 at the quarter-end December 31, 2002, compared with a loss of $2,006 at quarter-end December 31, 2001. The company experienced a working capital deficiency of $52,034 as of December 31, 2002 compared with $56,720 at December 31, 2001. The company experienced a 59% increase in sales over the same quarter ending December 31, Sales are expected to remain relatively consistent during the remainder of current year, however further increases to US and international sales could bring substantial increases in this area. Production costs have been increased by approximately 10% comparatively to the same quarter in 2001, mainly due to a one-time realized gain on inventory in the same quarter of 2001. Administrative expenses increased by 55% over the same quarter last year, mainly due to an increase in wages as a new salesperson was added in the past year to handle Pet Wonder. Advertising and promotion expenses increased by83% as Pet Wonder advertising increased.

The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

Stina Resources Ltd.

Ste 13 – 465 King St. East
Toronto, ON
M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

June 24, 2002

CDNX – "SQA"
12g3-2(b): 82-2062
Shares Issued: 6,439,967

"NEWS RELEASE"

FINANCING ARRANGED FOR NORTHERN SEAS DEVELOPMENT

The Company has proposed a non-brokered financing of 380,000 units at an Offering price of $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. The Offering is subject to regulatory approvals.

The proceeds from the financing will be used to fund the development of new products in the Northern Seas product line as well as working capital.

ON BEHALF OF THE BOARD OF DIRECTORS

"JIM WALL"

Jim Wall,
Secretary

Stina Resources Ltd.

Ste 13 – 465 King St. East
Toronto, ON
M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

February 21, 2003

CDNX – "SQA"
12g3-2(b): 82-2062
Shares Issued: 6,819,967

"NEWS RELEASE"

FINANCING ARRANGED FOR NORTHERN SEAS DEVELOPMENT

The Company has proposed a non-brokered financing of 384,615 units at an offering price of $0.13 per unit. Each unit consists of one common share and one common share purchase warrant having a 2 year term for the purchase of 1 further common share of the Company at the exercise price of $0.17 per share. The Offering is subject to regulatory approvals.

The proceeds from the financing will be used to develop new products in Northern Seas and as working capital

ON BEHALF OF THE BOARD OF DIRECTORS

"JIM WALL"

Jim Wall,
Secretary

Stockwatch News Item

Stina Resources Ltd (C-SQA) - News Release

Stina Resources to raise $65,000 instead of $50,000

Stina Resources Ltd	SQA
Shares issued 6,819,967	Feb 14 2003 close $ 0.17
Monday February 24 2003	News Release

Mr. Jim Wall reports

Further to news in Stockwatch on Feb. 21, 2003, the company wishes to correct the details of the proposed private placement. The company has proposed a non-brokered financing of 500,000 units at an offering price of 13 cents per unit. Each unit consists of one common share and one common share purchase warrant having a two-year term for the purchase of one further common share of the company at the exercise price of 17 cents per share. The offering is subject to regulatory approvals.

The proceeds from the financing will be used to develop new products in Northern Seas and as working capital.